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Exhibit 99(a)(1)(E)

Recommended offer to the shareholders of TDC A/S

Offer advertisement pursuant to the Danish Securities Trading Act (Consolidated Act no. 843 of 7 September 2005) and Executive Order No. 618 of 23 June 2005 on Takeover Bids and Shareholders' Disclosure Requirements ("Executive Order on Takeovers").

On 30 November 2005, Nordic Telephone Company ApS (CVR no. 29146780), Langelinie Allé 35, DK-2100 Copenhagen Ø, Denmark ("Nordic Telephone Company") announced its decision to submit a tender offer for the shares of TDC A/S.

Nordic Telephone Company ApS today submits a voluntary conditional tender offer recommended by the Board of Directors of TDC to all shareholders of TDC A/S regarding the acquisition of all of the shares (ISIN DK0010253335) ("TDC Shares") listed on the Copenhagen Stock Exchange and all American Depositary Shares evidenced by American Depositary Receipts (CUSIP No. 87236N102) ("TDC ADSs") listed on the NYSE (TDC Shares and TDC ADSs are collectively referred to as "TDC Securities") of:

TDC A/S
CVR no. 14773908
Nørregade 21
DK-0900 Copenhagen C

for cash consideration ("Tender Offer") on the terms and conditions specified in the offer document dated 2 December 2005 ("Offer Document").

Today, the Board of Directors of TDC recommended that TDC's shareholders accept the Tender Offer.

On the date of submission of the Tender Offer, Nordic Telephone Company owns 20,000,000 TDC Shares equivalent to 10.08% of the Share Capital and Votes.

Nordic Telephone Company submitted the Tender Offer with a view to acquiring 100% of TDC's share capital. If and when the Tender Offer is completed and Nordic Telephone Company thus owns or controls more than 90% of the share capital in TDC, Nordic Telephone Company intends to make a compulsory acquisition of all outstanding shares not held by Nordic Telephone Company at that time in order to delist TDC from the Copenhagen Stock Exchange and the New York Stock Exchange.

As the Offer Document complies with the requirements of section 1(6) of the Executive Order on Takeovers, Nordic Telephone Company is exempted from submitting a mandatory tender offer, irrespective of Nordic Telephone Company acquiring control of TDC by virtue of the Tender Offer in accordance with section 31(1), cf. section 4(3), of the Executive Order on Takeovers.

The following is an extract of the terms of the Tender Offer. A detailed description of the terms of the Tender Offer is contained in the Offer Document to which reference is made.

Offer Price:	DKK382 per TDC Share in cash, or

The U.S. dollar equivalent of DKK191 per TDC ADS in cash paid in U.S. dollars based on the exchange rate obtained by the U.S. Settlement Agent on the spot market as soon as practicable after receipt of funds from Nordic Telephone Company but before the date of settlement of the Tender Offer.

If TDC declares and pays dividends or makes other distributions to its shareholders prior to settlement of the Tender Offer, the offer price to be paid pursuant to the Tender Offer will be reduced by the amount per TDC Share of such dividend or other distribution (DKK for DKK) and a corresponding reduction of the offer price for the TDC ADSs will be made.
Offer Period:	The Tender Offer is valid as of 2 December 2005 and expires on 12 January 2006 at 06:01h Central European Time (CET), 00:01h (New York City time) unless the offer period is extended.

Acceptance of the Tender Offer must be received prior to expiration of the Offer Period by either Nordea Bank Danmark A/S (as Danish Settlement Agent) through the shareholder's own custodian bank or stockbroker (as regards TDC Shares) or by Mellon Investor Services LLC (as U.S. Settlement Agent) (as regards TDC ADSs).

Acceptance procedure:
Holders of TDC Shares who wish to tender their TDC Shares must contact their own custodian bank or stockbroker, requesting that acceptance of the Tender Offer be communicated to Nordea Bank Danmark A/S. Holders of TDC Shares wishing to accept the Tender Offer may use the acceptance form delivered with this Offer Document.
Holders of TDC ADSs must follow the procedure described in Section 4 "Terms, conditions and acceptance procedure for the Tender Offer – Acceptance procedure – TDC ADSs" in the Offer Document.
Announcement of the result:
Unless the Offer Period is extended, Nordic Telephone Company will announce the result of the Tender Offer on or before 17 January 2005. Such announcement will be made through the Copenhagen Stock Exchange and through a press release through the Dow Jones news service and/or PR Newswire.

The Copenhagen Stock Exchange has accepted that Nordic Telephone Company has extended the period for announcement of the result of the Tender Offer by one trading day (compared to normal practice) due to the practical requirements related to TDC ADSs, the number of shareholders and the fact that the shareholders are located in a large number of jurisdictions.
Settlement and payment:
Nordic Telephone Company will settle and pay for the TDC Securities validly tendered under the terms of the Tender Offer on or before 24 January 2006, unless the Offer Period is extended, or the Tender Offer is not completed.

The Copenhagen Stock Exchange has accepted that Nordic Telephone Company has extended the period for settling the Tender Offer by two Trading Days (compared to normal practice) to five Trading Days due to the practical requirements related to the settlement of TDC ADSs which include the exchange of funds for settlement into Kroner and U.S. dollars, the operation of the international capital markets, the number of shareholders and the fact that the shareholders are located in a large number of jurisdictions.
Shareholders accepting the Tender Offer shall pay any brokerage fees or other costs related to the sale of TDC Shares or TDC ADSs pursuant to the Tender Offer.

Settlement of TDC Shares shall be effected through the shareholder's own custodian bank or stockbroker, whereas settlement of TDC ADSs shall be effected by way of checks for the cash amount due despatched by post.
Conditions:	The Tender Offer is subject to the following conditions:
(a)
It is a condition that at the end of the Offer Period, the Bidder owns or has received valid acceptances of the Tender Offer in respect of an aggregate of more than 90% of the Share Capital and Votes or such lower percentage of the Share Capital and Votes as will permit the Bidder to effect the Compulsory Acquisition in TDC after an EGM.
(b)
It is a condition that, prior to or at the end of the Offer Period, and except as publicly disclosed by TDC on or before 29 November 2005, there shall have been: (i) no change in or binding undertakings to change the share capital of TDC or its articles of association and no announcement of any proposal initiated by TDC in relation thereto shall have been made; (ii) no sale or any other disposal by TDC of any of its holding of treasury shares, apart from a disposal in connection with a potential redemption or exercise of already issued stock options; (iii) no issuance by TDC of any convertible debt, warrants or other securities directly or indirectly convertible or exchangeable into TDC Shares; (iv) no agreements or commitments, whether in one or more transactions, of any member of the TDC Group involving acquisitions or divestitures of any business (including any assets comprising a business) or securities, whether through a merger, demerger, contribution, joint venture or otherwise, involving an aggregate amount or value in excess of DKK1,000,000,000; provided, however, that the TDC Group may agree or commit to divest its interest in any company of which it is not the controlling shareholder, in whole or in part (each a "Potential Associated Company Divestiture"), if the Board of Directors of TDC shall have obtained an opinion as to the fairness of the consideration to be received by the TDC Group from a financial point of view from one or more global investment banks of internationally recognized standing (but excluding any investment bank that is or has been engaged by TDC or any other member of the TDC Group in connection with the process that led to the Tender Offer being made); (v) during any period of 4 consecutive calendar weeks during the Offer Period no new agreements or commitments or amendments to existing agreements or commitments, whether in one transaction or more related transactions, of any member of the TDC Group involving aggregate capital expenditures pursuant to such new or amended agreements or commitments in excess of DKK2,000,000,000; and (vi) a decrease of not less than DKK3,250,000,000 (determined without regard to proceeds from any Potential Associated Company Divestiture) in TDC's consolidated net indebtedness as compared to the amount thereof at 30 September 2005.

(c)	It is a condition:
(1)
that, prior to or at the end of the Offer Period, there shall have been received any and all necessary approvals from the relevant Danish teleregulatory authorities, on terms that the Bidder shall deem, in its reasonable opinion, satisfactory for the Bidder to acquire all of the Share Capital and Votes in accordance with the Tender Offer and for the business of the TDC Group to be conducted on the basis of the material licenses currently held by TDC and/or its subsidiaries in Denmark; provided, however, that the Bidder will not be entitled to rely on this condition (c)(1) unless:
(i)
the Bidder has undertaken all reasonable efforts in connection with any necessary filings to obtain the required approval or approvals under this condition (c)(1), and responded promptly to any questions or demands made by the relevant authorities without undue delay and otherwise has used its reasonable efforts to facilitate the obtaining of the approval or approvals under this condition (c)(1) without undue delay;
(ii)
the Bidder has not entered into any transaction which, at the time such transaction was entered into, the Bidder reasonably believed was likely to prevent or materially delay the obtaining of such approval or approvals under this condition (c)(1) ; and
(2)
that either (A) the date that is ten weeks after the date hereof has occurred or (B) prior to or at the end of the Offer Period, (x) there shall have been received any and all necessary approvals from the relevant United States teleregulatory authorities, on terms that the Bidder shall deem, in its reasonable opinion, satisfactory for the Bidder to acquire all of the Share Capital and Votes in accordance with the Tender Offer and for the business of the TDC Group to be conducted on the basis of the licenses currently held by TDC and/or its subsidiaries in the United States or (y) the Bidder shall otherwise be satisfied that the closing of the Tender Offer without receipt of the necessary approvals from the relevant United States' teleregulatory authorities will not have an adverse effect on the Bidder or any of its direct or indirect shareholders, provided, however, that the Bidder will not be entitled to rely on this condition (c)(2)(B) unless:

(i)
the Bidder has undertaken all reasonable efforts in connection with any necessary filings to obtain the required approval or approvals under this condition (c)(2)(B), and responded promptly to any questions or demands made by the relevant authorities without undue delay and otherwise has used its reasonable efforts to facilitate the obtaining of the approval or approvals under this condition (c)(2)(B) without undue delay;
(ii)
the Bidder has not entered into any transaction which, at the time such transaction was entered into, the Bidder reasonably believed was likely to prevent or materially delay the obtaining of such approval or approvals under this condition (c)(2) (B); and
(iii)
the Bidder has extended the Offer Period one or more times in accordance with applicable law and regulations if this condition (c)(2)(B) has not been satisfied solely because the approval or approvals required from the United States teleregulatory authority have not been obtained and the Offer Period would otherwise expire.
For further information with respect to the antitrust or other approval proceedings related to this Offer, see Section 12 of the Offer Document "Antitrust and Other Administrative Proceedings."
(d)
It is a condition that there shall not be in effect any law or any restraining order, permanent or preliminary injunction or other order of any public, judicial or regulatory authority preventing or making illegal the completion of the Tender Offer nor the intended Compulsory Acquisition in any jurisdiction in the United States or any member state of the European Union.
(e)
It is a condition that, prior to or at the end of the Offer Period, no events, matters or circumstances have occurred after 29 November 2005, including as a result of the submission or completion of the Tender Offer, which have had or would reasonably be expected to have an adverse effect on TDC or any member of the TDC Group, its operations and business activities, its financial position or its prospects to an extent which is material to the TDC Group taken as a whole, and that TDC has not published information about matters that may have had or would reasonably be expected to have such a material adverse effect on the TDC Group taken as a whole; provided, however, that the following events or conditions or the effects thereof on the TDC Group shall not be deemed to constitute, and the following events or conditions or the effects thereof on the TDC Group shall not be taken into account in determining whether there has been, a material adverse effect: (i) any failure by TDC to meet revenue or earnings projections; (ii) any event that results from conditions affecting the telecommunications industry generally; or (iii) any event that results from conditions affecting general world-wide economic, business or capital market conditions; provided, further, that if (1) the Offer Period is extended as described in sub-clause (iii) of the proviso to condition (c)(2)(B) and (2) all conditions to the Tender Offer are satisfied at the time of such extension, other than condition (c)(2)(B), then this condition (e) will be waived at the time of the first such extension.

(f)
It is a condition that, prior to or at the end of the Offer Period, the Board of Directors has not withdrawn or modified in a manner adverse to the Bidder its recommendation to TDC shareholders to accept the Tender Offer.
The Bidder reserves the right in its discretion, at any time prior to the expiration of the Tender Offer, to waive one or more of the conditions set forth above.
Other terms and conditions:	Notwithstanding the contents of the other terms of the Tender Offer, Nordic Telephone Company shall be entitled to withdraw the Tender Offer if Nordic Telephone Company determines in its reasonable opinion that one or more of the conditions set forth above have not been satisfied and the conditions have not been waived by Nordic Telephone Company in accordance with the Tender Offer and any applicable laws.
Upon withdrawal, the Tender Offer will lapse irrevocably and Nordic Telephone Company will not be required to purchase any TDC Shares or TDC ADSs tendered in the Tender Offer.
Withdrawal of the Tender Offer will be announced through the Copenhagen Stock Exchange and by means of a press release through the Dow Jones news service and/or PR Newswire.

Nordic Telephone Company has no obligation to acquire any TDC Shares or TDC ADSs and shall not be deemed to have acquired any TDC Shares or TDC ADSs pursuant to the Tender Offer unless and until all of the above conditions have been satisfied or waived by Nordic Telephone Company.

Nordic Telephone Company reserves the right to extend the Offer Period one or more times. Notification of any such extension will be announced by Nordic Telephone Company through the Copenhagen Stock Exchange and by means of a press release through the Dow Jones news service and/or PR Newswire.

Subject to Withdrawal Rights to which the shareholders are entitled, acceptances are binding upon the shareholders until such time as Nordic Telephone Company may announce through the Copenhagen Stock Exchange and through a press release through the Dow Jones news service and/or PR Newswire that the Tender Offer will not be completed.
Open market purchases:
Nordic Telephone Company has obtained exemptive relief from the SEC permitting it (or financial institutions on its behalf) to make purchases of TDC Shares outside of the Tender Offer. Accordingly, Nordic Telephone Company has made open market purchases of TDC Shares and may make additional purchases or arrangements to purchase TDC Shares during the Offer Period. No such purchases have been or may be made at prices more favorable than those offered pursuant to the Tender Offer. All such purchases have been and any such future purchases will be made in compliance with applicable laws, rules and regulations.

Advisers

The following advisers have assisted Nordic Telephone Company:

  Financial advisers
  J.P. Morgan plc
  Enskilda Securities AB, Copenhagen Branch

  Legal adviser as to Danish law
  Bech-Bruun

  Legal adviser as to U.S. law
  Simpson Thacher & Bartlett LLP

Documents and publication

Nordic Telephone Company will ask TDC to provide that all registered shareholders, except for shareholders in such jurisdictions in which the distribution of the Tender Offer would be contrary to the law or otherwise restricted, will receive by mail from TDC a copy of the Offer Document (including the Form of Acceptance for Holders of TDC Shares or Letter of Transmittal for Holders of TDC ADSs) and a copy of the offer advertisement.

Additional copies of the Offer Document (including the Form of Acceptance for Holders of TDC Shares and the Letter of Transmittal for Holders of TDC ADSs) are available to persons or legal entities that are resident or situated outside of any jurisdiction in which the submission of this Tender Offer or acceptances thereof is illegal on request from:

Nordea Bank Danmark A/S

Fax: +45 33 33 51 38
E-mail: prospectus@nordea.com

Innisfree M&A Incorporated

In the EU please contact:

Freephone: 00 800 7710 9971
Local: +44 20 7710 9960

In the United States, please contact:
Toll Free: +1 877 825 8631

A copy of the Offer Document can also be downloaded from Nordic Telephone Company's website www.nordictelephone.dk.

Applicable law and jurisdiction

This Tender Offer has been prepared in accordance with the Danish Securities Trading Act, the Executive Order on Takeovers and in compliance with applicable U.S. federal securities laws, rules, regulations and interpretations of the SEC and the staff thereof including the applicable tender offer rules promulgated under the Exchange Act or exemptions therefrom as described in this Offer Document. Any contract or dispute arising out of the acceptance of the Tender Offer shall be governed by and construed solely in accordance with Danish law.

Any dispute in connection with the Tender Offer shall be brought before the Copenhagen Maritime and Commercial Court as the court of first instance.

2 December 2005

Nordic Telephone Company ApS

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  Exhibit 99(a)(1)(E)
Recommended offer to the shareholders of TDC A/S